Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles	$1,371	$558	$774	$299	$(375)
Minority interest in income and preferred returns of consolidated subsidiaries	90	40	26	21	19
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	(60)	(99)	(66)	(50)	(20)

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles, minority interest in income and preferred returns of consolidated subsidiaries and equity earnings	1,401	499	734	270	(376)
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investee (a)	709	694	680	822	1,274
Rental expense representative of interest factor	22	16	19	18	25
Preferred distributions	—	—	—	—	48

Total fixed charges	731	710	699	840	1,347
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	48	113	108	61	21
Less:
Capitalized interest	(32)	(17)	(7)	(7)	(45)
Preferred distributions	—	—	—	—	(48)

Total earnings as adjusted	$2,148	$1,305	$1,534	$1,164	$899

Fixed charges	$731	$710	$699	$840	$1,347

Ratio of earnings to fixed charges	2.94	1.84	2.19	1.39	(b )

(a)	Does not include interest related to income taxes, including interest related to FIN 48 liabilities, which is included in provision for income taxes on our Consolidated Statement of Income. See Note 5 of Notes to Consolidated Financial Statements.

(b)	Earnings were inadequate to cover fixed charges by $448 million for the year ended December 31, 2003.